February 15, 2007

Ms. Tracey McKoy,

Division of Corporation Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington, D.C. 20549-0404.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 1-31518

Dear Ms. McKoy:

On behalf of Tenaris S.A. (“Tenaris” or the “Company”), we are responding to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter of December 20, 2006, to Mr. Carlos Condorelli, the Company’s Chief Financial Officer.

This letter contains the Company’s responses to comments 1 through 4. The Company has responded to comments 5 through 15 under a separate response letter dated February 9, 2007. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.

We note that on your website you identify the Al Nasr Technical Trading Agencies in Syria as a Licensed Threader. We also note a June 2003 article that reports that through a partnership you entered into an agreement to supply Iran with steel tubes. In light of the fact that Iran and Syria have been identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran and Syria, whether through partnerships, subsidiaries, affiliated entities, or other direct or indirect arrangements. Please also advise us whether any of the services or products you have provided to Iran and/or Syria have military application. Describe for us any such potential application and advise us whether, to your knowledge, any such products or services have in fact been put to such use.

R:	The Company’s past, current and anticipated contacts with Iran and Syria were, are and are expected to continue to be, primarily related to the sale of seamless and welded tubes used in the energy industry.

None of the products or services that were, are or are currently anticipated to be sold or provided for end use in Iran and/or Syria were, are or are anticipated to be designed to have military applications and, to the Company’s knowledge, none of them have in fact been put to such use. In general, tubular products sold for end use in these two countries comply with one or more of the following tubular specification standards:

1.	API 5CT: API Specification for Casing and Tubing;
2.	API 5L: API Specification for Line Pipe;
3.	ASTM: ASTM standards for Steel V.01.01 – Piping, Tubing, Fittings (particularly A53, A106, A179, A192, A210, A213, A333; A335);
4.	API 5L/ ASTM: Use of both 2 and 3; and
5.	DIN: DIN 17175 standard.

Sales of tubular products

Over 80% of the Company’s total sales for end use in Iran and Syria in 2005, 2004 and 2003 involved tubes used either in the construction of wells for exploration and/or extraction of hydrocarbons (referred to as OCTG, or oil country tubular goods), or the transport of hydrocarbons from production areas to processing or distribution areas (referred to as line pipe). The remaining sales of seamless and welded tubes in such periods were products used in the construction or repair of petrochemical or refining complexes (e.g., tubes used in refineries). Net sales of tubular products to customers in Iran and Syria amounted to US$34.2 million, US$50.8 million and US$63.7 million in 2005, 2004 and 2003, respectively.

A significant portion of these sales occurred pursuant to, and as part of, the Company’s global supply relationship with customers that are multinational oil and gas companies with operations worldwide including Iran and Syria.

All of these sales are made by non-U.S. subsidiaries of the Company (most of them being made by Tenaris Global Services S.A., or TGS Uruguay, which is organized under the laws of Uruguay, or Dalmine S.p.A., which is organized under the laws of Italy). In addition, none of the products sold for end use in Iran and Syria are produced in the United States.

Licenses and Services

The Company from time to time licenses technology to thread repair shops in the countries where its customers are located. The establishment of local thread repair shops is a standard after-sales service practice in the industry and often responds to specific requirements by Tenaris’s customers. Tenaris has a network of 145 thread repair shops worldwide, which allows Tenaris to provide an essential service to its customers without deploying capital.

Tenaris Connections B.V., or Tenaris Connections, a subsidiary of the Company organized under the laws of The Netherlands, granted to the Al Nasr Technical Trading Agencies, based in Deir Ez Zor, Syria, non-exclusive licenses to thread and reconstruct Tenaris premium connections on tubes and accessories and to sell tubes and accessories threaded or reconstructed with Tenaris premium connections. Under these licenses, this local threader performs threading, repair and local support services on OCTG tubes and accessories manufactured by Tenaris and pays royalty fees to Tenaris Connections. Payments received from the Al Nasr Technical Trading Agencies amounted to US$9.9 thousand, US$10.5 thousand and US$3.6 thousand in 2005, 2004 and 2003, respectively.

Similarly, Tenaris Connections granted to an Iranian local threader, non-exclusive licenses to thread and reconstruct Tenaris premium connections on tubes and accessories and to sell tubes and accessories threaded or reconstructed with Tenaris premium connections. These licenses were terminated by the Company in October 2004. In addition, NKKTubes, a subsidiary of the Company organized under the laws of Japan, granted to another Iranian repair shop, a non-exclusive license to perform repair work over joints manufactured with NKKTubes’ proprietary technology. Fees received under such licenses amounted to US$11.0 thousand in 2004 and US$17.4 thousand in 2003.

Since 2004, TGS Uruguay, a non-U.S. subsidiary of the Company, has provided technical assistance services in connection with the manufacturing of OCTG in accordance with international standards (mainly training of personnel and reviewing quality systems) to Luleh Gostar Esfarayen Company, an Iranian company. Under the existing technical cooperation and supply agreement, dated as of September 28, 2003, this assistance is required to continue for a period of up to four years. In connection with its obligations under this agreement, the

Company has involved a total of eight individuals, each a non-U.S. citizen or resident, who separately visited the plant on a few occasions for limited periods of time. None of the technical assistance provided under this agreement is of U.S. origin. Payments received for these technical assistance services (including fees and reimbursement of expenses) amounted to US$0.1 million in 2005 and US$0.2 million in 2004.

Purchases of Services

In connection with its sales of products for end use in Iran and Syria, the Company had, and in some cases continues to have, sales agents. All such agents are non-U.S. persons. The total fees and commissions paid to such agents amounts to US$1.3 million in 2005, US$1.4 million in 2004 and US$1.0 million in 2003.

On five occasions in 2004 and 2003, two non-U.S. subsidiaries of the Company (Tubos de Acero de México S.A. and Dalmine S.p.A.) purchased services from Iranian companies. These transactions involved freight services on two occasions and minor inspection services on three occasions. The total fees paid to the Iranian suppliers for such services amounts to less than a thousand U.S. dollars in 2004 and US$170 thousand (of which US$168 thousand were attributable to maritime freight services provided by an Iranian shipper) in 2003. All such purchases of services aggregated US$1.3 million in 2005, US$1.6 million in 2004 and US$1.2 million in 2003, which the Company believes represents a de minimis portion of Tenaris’s operating costs (i.e., Cost of sales plus Selling, general and administrative expenses), which in the aggregate amounted to US$4,785 million in 2005, US$3,449 million in 2004 and US$2,775 million in 2003.

Other

The Company supplementally advises the Staff that:

•	neither the Company nor any of its subsidiaries have assets in Iran or Syria; and

•	neither the Company nor any of its subsidiaries have made any investment in either country.

2.	Please address for us the applicability and potential impact on any Iran-related activities of the Iran and Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996), including, but not limited to, the changes to the Act effected by the Iran Freedom Support Act, executed on September 30, 2006.

R:	The Company supplementally advises the Staff that, in connection with all Iran-related activities, none of the Company and its subsidiaries have engaged in any conduct subject to sanctions under the Iran and Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996), including the changes to the Act effected by the Iran Freedom Support Act, enacted on September 30, 2006.

3.	Discuss for us the materiality to you of your contacts with Iran and Syria, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues.

R:	The Company supplementally advises the Staff that its contacts with Iran and Syria were and are, both individually and in the aggregate, not material to Tenaris’s business or operations. The Company does not consider that its contacts with Iran and/or Syria, individually or in the aggregate, constitute a material investment risk to the Company’s security holders.

The table below summarizes the Company’s sales of goods and services to Iran and Syria, showing revenue amounts from each category of transaction. It also shows Tenaris’s total revenues in the years covered in the Form 20-F as a point of comparison.

Million of U.S. dollars (except % of Tenaris Net sales)	For the year ended December 31,
	2005		2004		2003
Iran
OCTG tubular sales–International oil companies	11.4		25.8		16.1
OCTG tubular sales–Iranian oil companies	13.3		15.4		17.2
Line pipe tubular sales	2.3		3.9		2.7
Process & Power Industry tubular sales	2.0		3.4		6.5
Licensed Threader Fees & Services	—		0.0		0.0
Iranian tube mill technical assistance	0.1		0.2		—

Sub-Total Iran Sales (and % of total net sales)	29.1	0.4%	48.7	1.2%	42.5	1.3%
Tenaris Net Sales	6,736.2		4,136.1		3,179.7

	2005		2004		2003
Syria
OCTG tubular sales–International oil companies	4.5		0.6		20.5
OCTG tubular sales–Syrian oil companies	0.1		—		0.5
Line pipe tubular sales	0.6		1.7		0.0
Process & Power Industry tubular sales	—		—		0.1
Industrial tubular sales	—		—		0.1
Licensed threader fees & services	0.0		0.0		0.0

Sub-Total Syria Sales (and % of total net sales)	5.3	0.1%	2.3	0.1%	21.2	0.7%
Tenaris Net Sales	6,736.2		4,136.1		3,179.7

Total Iran + Syria (and % of total net sales)	34.4	0.5%	51.0	1.2%	63.7	2.0%
Tenaris Net Sales	6,736.2		4,136.1		3,179.7

Certain monetary amounts and percentages included in the table have been subject to rounding adjustments. Accordingly, figures shown as totals may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

As shown in the table above, aggregate sales of products and services to Iran and Syria represented 0.5%, 1.2% and 2.0% of the Company’s total sales for 2005, 2004 and 2003, respectively. As discussed before, aggregate purchases involving Iran and Syria represented a de minimis portion of the Company’s total purchases for 2005, 2004 and 2003.

4.

Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran and Syria.

R:	The Company supplementally advises the Staff that based on any reputational, share value or other factor that a reasonable investor would deem important in making an investment decision, the Company does not consider that its activities related to Iran and Syria, individually or in the aggregate, were or are material to Tenaris, or constitute a material investment risk to the Company’s security holders that would negatively impact Tenaris’s reputation or share price.

The Company’s conclusion is based upon the following facts and assessments:

•	the Company believes that its activities concerning Iran and Syria do not violate any United States or foreign law.

•	the Company’s sales in, or purchases from, Iran and Syria represent a qualitatively non-material portion of its total sales or operating costs, as the case may be;

•

a significant part of the Company’s sales are made to multinational oil and gas companies with operations in Iran and/or Syria, with Tenaris acting as a supplier of tubes for these operations as part of an ongoing global supplier relationship;

•	the Company’s products and services are designed for non-military applications and, to the Company’s knowledge, they are so used; and

•	the Company believes that investors are attracted by its ability to provide goods and services to oil and gas companies on a global basis.

Furthermore, the Company does not believe that the legislation referred to by the Staff, as it relates to companies that do business with U.S. designated state sponsors of terrorism, has resulted or will lead to a material divestment of Tenaris’s securities. To the Company’s knowledge, state pension funds in Arizona and Louisiana are not currently material security holders of Tenaris. Although the Company acknowledges the existence of the legislation and initiatives referred to by the Staff, and ongoing initiatives in this area generally, the Company does not believe that such legislation and initiatives have, to date, had a material impact of Tenaris’s reputation or share value. The Company will continue to monitor existing legislation and legislative developments and other initiatives in this area, and whether any of them has a material impact on its security holders, or the Company’s reputation or share value.

In addition, the Company will continue to monitor carefully its operations in countries designated by the United States as state sponsors of terrorism, and if and when, in the Company’s judgment, the quantitative size or qualitative nature of these operations becomes significant, poses a material investment risk to its security holders, or has a material impact on Tenaris’s reputation or share value, it will provide disclosure regarding such operations in its annual report on Form 20-F to the extent management believes it would be deemed important by a reasonable investor in making an investment decision.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call me at (212) 558-4309. I may also be reached by facsimile at (212) 558-3588 and by e-mail at spinellinosedac@sullcrom.com. In my absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 558-3588 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Carlos J. Spinelli-Noseda

cc:	Nili Shah
(Securities and Exchange Commission)

Carlos Condorelli
(Tenaris S.A.)

Daniel A. López Lado
Kenneth J. Blomster
Rodolfo G. Bosenberg
Carlos Martín Barbafina
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
Diego E. Parise
(Bruchou, Fernández Madero, Lombardi & Mitrani)

Christina L. Padden, Esq.
(Sullivan & Cromwell LLP)